UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Immune Design Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45252L 103

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,161,942(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,161,942(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.9%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)	The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 3,161,942 shares of common stock, par value $0.001 per share (“Common Stock”), of Immune Design Corp. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.
(2)	The percentage set forth in row (13) is based on the 19,878,817 outstanding shares of Common Stock as of April 21, 2015, as disclosed in the Issuer’s final prospectus dated April 15, 2015, as filed with the SEC on April 16, 2015.

2 of 7

CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,161,942(3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,161,942(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.9%(4)
14.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)	The percentage set forth in row (13) is based on the 19,878,817 outstanding shares of Common Stock as of April 21, 2015, as disclosed in the Issuer’s final prospectus dated April 15, 2015, as filed with the SEC on April 16, 2015.

3 of 7

CUSIP No. 45252L 103

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 20,920(5)
	8.	Shared Voting Power: 3,161,942(6)
	9.	Sole Dispositive Power: 20,920(5)
	10.	Shared Dispositive Power: 3,161,942(6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,182,862(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.0%(7)
14.	Type of Reporting Person (See Instructions): IN

(5)	Svennilson, as a director of the Issuer, received options to purchase 4,281, 7,339 and 9,300 shares, exercisable on December 19, 2014, June 27, 2015 and January 1, 2016, respectively.
(6)	Svennilson is a managing partner of TCG GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP.
(7)	The percentage set forth in row (13) is based on the 19,878,817 outstanding shares of Common Stock as of April 21, 2015, as disclosed in the Issuer’s final prospectus dated April 15, 2015, as filed with the SEC on April 16, 2015.

4 of 7

CUSIP No. 45252L 103

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,161,942(8)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,161,942(8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.9%(9)
14.	Type of Reporting Person (See Instructions): IN

(8)	Goeddel is a managing partner of TCG GP and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP.
(9)	The percentage set forth in row (13) is based on the 19,878,817 outstanding shares of Common Stock as of April 21, 2015, as disclosed in the Issuer’s final prospectus dated April 15, 2015, as filed with the SEC on April 16, 2015.

5 of 7

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on August 4, 2014 (the “Original Statement”) to reflect changes resulting from (a) the increase in the number of outstanding shares of the common stock, par value $0.001 per share (the “Common Stock”), of Immune Design Corp., a Delaware corporation (the “Issuer”), in connection with a follow-on public offering by the Issuer completed on April 21, 2015 and (b) the issuance to Mr. Svennilson of options to purchase shares of the Issuer’s Common Stock. Only those items that are reported are hereby amended; all other items reported in the Original Statement remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

The last sentence of Item 3 of the Original Statement is hereby amended and restated as follows:

As consideration for his service as a director of the Issuer, Mr. Svennilson received options to purchase 20,920 shares of Common Stock. The options are held by Mr. Svennilson individually.

Item 5. Interest in Securities of the Issuer

Items 5(a), (c) and (d) of the Original Statement are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, TCG LP directly holds 3,161,942 shares of Common Stock, representing 15.9% of the Issuer’s outstanding Common Stock. As the general partner of TCG LP, TCG GP beneficially owns an aggregate of 3,161,942 shares of Common Stock, representing 15.9% of the Issuer’s outstanding Common Stock. Mr. Goeddel, as a Managing Partner of TCG GP, beneficially owns 3,161,942 shares of Common Stock, representing 15.9% of the Issuer’s outstanding Common Stock. Mr. Svennilson, as a Managing Partner of TCG GP and a director of the Issuer, beneficially owns 3,182,862 shares of Common Stock, representing 16.0% of the Issuer’s outstanding Common Stock. The percentages set forth in this Item 5 are based on the 19,878,817 outstanding shares of Common Stock as of April 21, 2015, as disclosed in the Issuer’s final prospectus dated April 15, 2015, as filed with the SEC on April 16, 2015.

(c) On January 7, 2015, Mr. Svennilson, as a director of the Issuer, received options to purchase 9,300 shares of the Issuer’s Common Stock at an exercise price of $31.00 per share and exercisable on January 1, 2016. On June 27, 2014, Mr. Svennilson, as a director of the Issuer, received options to purchase 7,339 shares of the Issuer’s Common Stock at an exercise price of $8.92 per share and exercisable on June 27, 2015. On December 19, 2013, Mr. Svennilson, as a director of the Issuer, received options to purchase 4,281 shares of the Issuer’s Common Stock at an exercise price of $1.23 per share and exercisable on December 19, 2014.

(d) None of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

Item 7. Material to be filed as Exhibits

Item 7 of the Original Statement is hereby amended to replace Exhibit A as follows:

A. Joint Filing Statement.

6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as April 22, 2015

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel

7 of 7